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Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.
Commission File No.: 1-13083

        This filing contains certain forward-looking information about Anthem, Inc. ("Anthem"), WellPoint Health Networks Inc. ("WellPoint") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem's and WellPoint's various SEC reports, including but not limited to Anthem's Annual Report on Form 10-K for the year ended December 31, 2003, WellPoint's Annual Report on Form 10-K for the year ended December 31, 2002 and Anthem's and WellPoint's Quarterly Reports on Form 10-Q for the reporting periods of 2003.

        This filing may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on November 26, 2003 a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. Anthem will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC,

INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

        Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem's Current Report on Form 8-K, filed with the SEC on October 27, 2003, contains information regarding Anthem's participants and their interests in the solicitation. Information concerning WellPoint's participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem's and WellPoint's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

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        The following newsletter was or will be distributed to employees of WellPoint Health Networks Inc. on and after March 10, 2004.

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No. 138    •    March 2004

Chairman's Report

Introduction

        WellPoint plays a vital role in the financing and delivery of affordable, accessible and quality health care in America. Together we have achieved great success in this industry. I believe the future offers even greater promise for our associates, our customers and our Company. In this report, I would like to discuss the pending merger with Anthem and how it supports our leadership position in what may be the fastest growing sector of the economy over the next 10 years.

Meeting Industry Challenges

        The American health care system faces significant challenges some of which will become exciting opportunities for WellPoint. One challenge relates to medical technology, which continues to change as medical science advances. Many of these advances will lead to better medical outcomes for all. The critical issue is affordability—we must continue to find creative ways to finance coverage for new medical breakthroughs while meeting our customers' needs and expectations.

        Another challenge is meeting the needs of the Baby Boomers who, as a group, will live longer and therefore consume many more health care services than past generations. Our choice-based product innovations and financial stability can offer substantial value over time.

        A third challenge is to meet consumer expectations for more health care information and to support physicians in clinical decision making. I believe health plans will increasingly compete on the basis of analytical capability. They will use their membership base to collect, aggregate and interpret large amounts of data to provide added value to customers and health care professionals. We intend to use this data and to develop methodologies that help our members get the right care at the right place at the right time.

        The upcoming merger positions WellPoint to take the lead in addressing these industry issues.

        The combined company will be named WellPoint, Inc., creating the nation's leading health insurer with significant size and scale across the U.S. The Company will have greater capability to meet growing consumer demand for medical information, more effective communication and reduced administrative abrasion. Upon close, no other health plan will have this kind of local market presence in so many geographic areas.

The Merger

        There are many reasons why all of us at WellPoint should feel enthusiastic about the combined company:

  •
  The merger creates the nation's premier health benefits company with the strength and breadth to continue to redefine and lead our industry.

  •
  The merger combines two outstanding management teams with similar cultures and organizational structures. I will remain chairman of the board, Larry Glasscock will serve as chief executive officer and Dave Colby will continue his role as chief financial officer.

  •
  The combined company will retain the local management model that has proven so successful for both companies. For example, each WellPoint Blue plan will continue to operate as it currently does, with our leadership continuing in their roles.

  •
  We also will continue to use the UNICARE and HealthLink brands.

  •
  WellPoint and Anthem both have successful track records in integration.

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  •
  The growth of WellPoint as the nation's premier health benefits company should provide greater career opportunities for our associates.

Growth Opportunities

        While the combined organization will work to reduce administrative inefficiencies, the most significant potential for our customers and associates is growth in WellPoint's business units. We believe many more consumers and employer groups, large and small, will see the value of the Company's broad product mix, including specialty offerings; strong local provider networks; health information and improvement programs; and higher service levels through enhanced e-commerce capabilities.

        Specifically, we plan to introduce WellPoint's individual and small group products and services to Anthem's markets. We also expect to effectively utilize Anthem's experience with e-commerce and national accounts. In addition, there exist significant opportunities to expand our specialty business, particularly pharmacy benefit management services. And lastly, the merger will allow us to combine and use best practices in medical management and contracting to better address medical cost trends.

Merger Timeline

        We currently expect the transaction with Anthem to close in mid-2004. We are working through the regulatory approval process, which includes obtaining the approval of state regulators in various states. We must also obtain approvals from the Blue Cross Blue Shield Association and both companies' shareholders. The merger recently received clearance from the U.S. Department of Justice.

        WellPoint and Anthem must remain separate companies and continue to conduct separate business operations until the transaction closes. This means that until we officially merge, when it comes to disclosing or discussing business issues, WellPoint associates should view Anthem like any other competitor. Any questions regarding disclosure of information should be directed to Tom Geiser or Alice Rosenblatt.

        We will continue to communicate information about the status of the merger as appropriate. Once the merger closes, communications with all associates will accelerate to keep you informed about integration progress.

Conclusion

        You have helped build WellPoint into the most admired and respected company in our industry—that is the reason that the combined company will continue to be called WellPoint. Our track record for excellence in the health care industry is unmatched.

        To continue our momentum, we must not allow the pending merger to distract us from our responsibility to serve our customers. We must continue to focus on meeting our customers' needs and in so doing, achieve our 2004 goals.

        As Chairman of the Board of Directors of the combined companies, I will be extremely active in setting the company's strategic direction, overseeing the Board's review of the company's performance, assuring that we can continue to recruit and retain the best talent available, and expanding WellPoint's presence and influence within the health care policy arena. I am confident in the future of our business, and believe this merger will provide us with the new tools and resources necessary to maintain our leadership position well into the 21st century.

        Thank you for your continued dedication to our customers.

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Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

        This document contains certain forward-looking information about Anthem, Inc. ("Anthem"), WellPoint Health Networks Inc. ("WellPoint") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem's and WellPoint's various SEC reports, including but not limited to Anthem's Annual Report on Form 10-K for the year ended December 31, 2003, WellPoint's Annual Report on Form 10-K for the year ended December 31, 2002 and Anthem's and WellPoint's Quarterly Reports on Form 10-Q for the reporting periods of 2003.

Additional Information and Where to Find It

        This document may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, Anthem has filed on November 26, 2003 a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. Anthem will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

Participants in Solicitation

        Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem's Current Report on Form 8-K, filed with the SEC on October 27, 2003, contains information regarding Anthem's participants and their interests in the solicitation. Information concerning WellPoint's participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem's and WellPoint's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

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Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
Additional Information and Where to Find It
Participants in Solicitation